S. James DiBernardo
Partner
650.843.7560
jdibernardo@morganlewis.com

June 25, 2007

VIA FEDEX

Daniel F. Duchovny
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-3628

Re:	Apollo Group, Inc.
Schedule TO-I
Filed June 13, 2007
SEC File No. 005-48101

Dear Mr. Duchovny:

We are in receipt of your comment letter dated June 20, 2007 (the “Comment Letter”) with respect to the above-referenced filing by Apollo Group, Inc. (the “Company”) and would like at this time to respond to your comment. For your convenience, your comment has been set forth below in italics prior to Apollo Group’s response. Exhibit A contains the Company Acknowledgment requested in the “Closing Comments” section of the Comment Letter.

We note that the exercise price of options subject to the tender offer will be adjusted to be the lower of the fair market value on the revised measurement date or the closing price of your common stock on the date the option is amended pursuant to the tender offer. We note also that if the exercise price as so determined is the same or lower as the exercise price currently applicable to the options, then you will issue an identical option that will continue to have the same exercise price as before but will bear a new grant date. With respect to this aspect of your tender offer, please provide us your analysis of (i) your compliance with relief previously granted with respect to option exchange tender offers, and (ii) whether the availability of alternative prices (and the potential issuance of options with the same price as those being tendered) is required by Section 409A of the Internal Revenue Code.

A. Section 409A Analysis

We would prefer to your comment by first addressing your Section 409A inquiry. In that regard, it is important to note two particular aspects of the tender offer initiated by the Company on June 13, 2007 (the “Offer”):

Daniel F. Duchovny June 25, 2007 Page2

(i) The Offer is structured so that the tendered options will not be adjusted in a manner more detrimental to participants than the minimum increase to the exercise price necessary to avoid adverse taxation under Section 409A.

(ii) The Offer is not designed to provide participants with the opportunity to reprice currently underwater options as a separate component to the Section 409A adjustment. The compensatory purpose of the Offer is solely to eliminate the adverse taxation of employee options under Section 409A. Accordingly, the exercise price of the tendered options will not be reduced beyond the minimum exercise price necessary to avoid Section 409A taxation. Compliance with Section 409A does not require the exercise price of any tendered option to be reduced below its current exercise price.

The following three scenarios will illustrate how the Offer will adjust the tendered options in the minimum manner required to avoid Section 409A without further impact upon the economic value of those options.

In the first scenario, it is assumed that the option has a current exercise price of $45 per share and that on the date now determined to have been the actual grant date of that option for financial accounting purposes, the fair market value per share was $55. If the fair market value per share on the first business day following the closing of the Offer (the “Adjustment Date”) is $60, then the Company will increase the exercise price to $55 per share. Section 409A does not require the exercise price to be increased to the fair market value per share on the Adjustment Date. All that is required is to eliminate the discount that existed at the time of the original grant. In our example, that discount is $10, and the new exercise price is $55 per share, leaving the adjusted option $5 per share in the money.

In the second scenario, it is again assumed that the option has a current exercise price of $45 per share and that on the date now determined to have been the actual grant date of that option for financial accounting purposes, the fair market value per share was $55. However, should the fair market value per share on the Adjustment Date be $50, then the Company will increase the exercise price only to $50 per share. It is not necessary to place the option out of the money at $55 per share in order to bring the option into compliance with Section 409A. All that is required is that the original discount be eliminated and that the adjusted exercise price be not less than the current fair market value per share at the time of the adjustment. Accordingly, the adjustment of the exercise price to $50 is all that is necessary to eliminate taxation under Section 409A.

The Company does not intend that participants in the Offer be economically disadvantaged beyond the minimum price adjustment required by Section 409A. The adjustment to the $50 per share exercise price not only avoids the adverse tax consequences of Section 409A but also prevents a currently in- the-money option from becoming an out-of-the money option, as would be the case were the exercise price to be increased to $55 per share.

In the final scenario, the assumption once again will be that the option has a current exercise price of $45 per share and that on the date now determined to have been the actual grant date of that option for financial accounting purposes, the fair market value per share was $55. However, should the fair market value per share on the Adjustment Date be $42, then the Company will cancel the option and immediately

Daniel F. Duchovny June 25, 2007 Page 3

regrant a new option with the same exercise price per share of $45 per share. All the other terms and provisions of the regranted option will be the same as the cancelled option, except that the new grant date will be the Adjustment Date. The regulatory guidance under Section 409A expressly requires that there be formal evidence of the remedial action taken to bring the option into compliance with that tax provision. For that reason the Company has decided to structure the Offer so that options which fall within the third scenario are formally cancelled and regranted, even though there is no actual adjustment to the exercise price. The net effect of the cancellation/regrant alternative is similar to that of the second scenario in that the original discount is eliminated by adjusting the exercise price to a dollar amount not less than the current fair market value per share at the time of the regrant. However, since the Company did not intend to structure the Offer as a traditional repricing program in which underwater options would be cancelled and regranted with an exercise price per share equal to the current fair market value, the exercise price of tendered options will only be adjusted to the extent necessary to avoid Section 409A taxation. In the final scenario, no adjustment to the exercise price is necessary for Section 409A purposes. All that Section 409A requires is a formal cancellation and regrant of the underwater option in order to evidence the remedial action undertaken to bring the option into compliance.

The Offer as structured with its adjustment formula for repricing the tendered options does not, in our view, contravene any of the requirements which have been imposed with respect to option exchange offers intended to comply with the global exemptive relief issued by the Office of Mergers and Acquisitions, Division of Corporation Finance on March 26, 2007 (the “2007 Global Relief”) or the relief granted by the staff of the Division of Corporation Finance pursuant to the Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued on March 21, 2001 (the “2001 Exemptive Order”). Both the 2007 Global Relief and the 2001 Exemptive Order mandate that the exchange offer be made for compensatory purposes but do not dictate the use of any required pricing formula for the repriced options issued in exchange for the tendered options. The Offer has been structured so as to preserve the compensatory purpose for which the subject options were granted, namely to provide a substantial incentive to the optionees to remain with the Company by offering them the opportunity to purchase shares of the Company’s Class A common stock at a fixed price per share set at the grant date. The Offer will assure that the original grant date exercise prices will only be impacted to the minimum extent necessary to avoid what has been an unexpected development in the federal tax laws and which would otherwise trigger substantial tax penalties to the optionees. The Company believes that the adjustment formula of the Offer (including the “lower of” and “cancellation and regrant” components) best preserves the economic value of the options and their compensatory purpose because it causes the least disruption to the current exercise prices of those options. As our review of the requirements of the 2007 Global Relief and the 2001 Exemptive Order which follows will indicate, there is nothing in either the 2007 Global Relief or the 2001 Exemptive Order that would require the Company to set the exercise price of the tendered options in a manner contrary to the adjustment formula provisions of the Offer.

B. Compliance with the 2007 Global Relief

We believe that Offer complies in all respects with each of the six conditions set forth in the 2007 Global Relief.

1.	The tender offer is made to current employees of an issuer to address potential adverse consequences under Section 409A of the Internal Revenue Code (“Section 409A”).

Section 1 of the Offer to Amend or Replace Eligible Options, filed as Exhibit (a)(1) to Apollo Group’s Schedule TO for the Offer (the “Document”), limits participation in the Offer to current employees only. The “Eligible Optionee” subsection of Section 1 of Document states that “Individuals to whom Eligible Options have been granted by the Company will be Eligible Optionees for purposes of the Offer if they are, on the expiration date of the Offer, a current employee of the Company (or any Apollo Group subsidiary) and subject to income taxation in the United States with respect to those options.”

Daniel F. Duchovny June 25, 2007 Page 4

Section 2 of the Document provides that the purpose of the Offer is to allow those employees the opportunity to avoid the adverse tax consequences they might otherwise face under Section 409A with respect to the employee stock options subject to the Offer. As explained in Part A of this letter, the exercise price of the options tendered in the Offer will be adjusted to the extent necessary to avoid taxation of those options under Section 409A. The options subject to the Offer (the “Eligible Options”) were provided to such employees as part of their compensation package from the Company, and in the absence of the opportunity to adjust their exercise prices pursuant to the Offer, the compensatory value of those options would be substantially diminished by reason of the penalty taxes and interest costs to which those employees may be subject under Section 409A.

2.	The delay in payment of any cash consideration is required by Section 409A.

The cash payment which is designed to compensate participating employees for the increased exercise price to be in effect for their amended options will be paid in January 2008. The delayed payment is solely the result of guidance issued by the Internal Revenue Service and regulations issued by the United States Treasury under Section 409A (the “Regulatory Guidance”) which prohibit the payment of the cash consideration in the same calendar year the exercise price of the option is adjusted to avoid adverse consequences under Section 409A. The “Amendment of Eligible Options and Cash Payment” subsection of Section 1 of the Document specifically states that “[s]uch a delayed payment is required by applicable Internal Revenue Service (“IRS”) regulations.”

3.	Employees will be granted a contractual right to the cash payment as soon as practicable.

Each participant in the Offer whose tendered options are amended to increase the exercise price in order to avoid Section 409A taxation will be granted a contractual right to the payment of the compensatory cash consideration, and that cash payment bonus will be made as soon as practicable on the first regular payroll pay date in January 2008. Section 6 of the Document explicitly states that the Company “will, as soon as administratively practicable after the Amendment Date,1 deliver electronically a final and complete Amendment Agreement to each Eligible Optionee whose Eligible Options have been amended pursuant to the Offer. Schedule I to that agreement will reflect the increases to the exercise prices of the Amended Options and the Company’s unconditional obligation to pay such Eligible Optionee the applicable Cash Bonus for each of his or her Amended Options on the Company’s first regularly scheduled payroll date after January 1, 2008, which will not be later than January 15, 2008.”

4.	The vesting and exercisability provisions of an employee’s options will not be affected by the tender offer.

The vesting and exercisability of the options amended in the Offer will not be affected by the Offer or the amendment to the exercise price effected pursuant to the Offer. The “Amendment of Eligible Options and Cash Payment” subsection of Section 1 of the Document provides that each Amended Option “will continue to vest in accordance with the same vesting scheduled measured from the same vesting commencement date currently in effect for that option. No change to the vesting schedule will occur by reason of the amendment. In addition, except for the Adjusted Exercise Price, the other terms and provisions of each Amended Option will be identical to the terms and provisions in effect for each such Eligible Option immediately prior to the amendment to the exercise price.”

Similarly, the Offer will not change the vesting and exercisability of the options which are canceled and regranted in the Offer. The “Cancellation of Eligible Options and Grant of New Options” subsection of Section 1 of the Document provides that each Eligible Option that is canceled and replaced with a new option will be “exactly the same as the canceled option, including the same exercise price per share and no loss of vesting or change to the expiration date of the option term, but [will have] a new grant date.”

[1]	For purposes of the Offer, the “Amendment Date” is the first business day immediately following the expiration of the Offer.

Daniel F. Duchovny June 25, 2007 Page 5

5.	The tender offer is not being made to the issuer’s current or former directors or executive officers.

The Offer is not being made to any of the Company’s former or current executive officers or Board members. The “Eligible Optionees” subsection of Section 1 of the Document states that “our executive officers and the non-employee members of our Board of Directors are not eligible to participate in the Offer.”

6.
The issuer determines that it may rely on the relief granted by the staff of the Division of Corporation Finance pursuant to the Exemptive Order for Issuer Exchange Offers that are Conducted for Compensatory Purposes issued on March 21, 2001 (the “2001 Exemptive Order”).

As will be explained in more detail in Part C below, the Company has made the requisite determination that it may rely on the 2001 Exemptive Order.

This summary of the Company’s compliance with the requirements of the 2007 Global Relief illustrates that the option adjustment formula of the Offer does not contravene any of those requirements. On the contrary, it best preserves the compensatory nature of the Offer by impacting the exercise price of the tendered options only to the minimum extent required to avoid the adverse taxation of those options under Section 409A

C. Compliance with the 2001 Exemptive Order

The Company complies in all respects with each of the four conditions set forth in the 2001 Exemptive Order.

(i) The issuer is eligible to use Form S-8, the options subject to the Offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”), and the securities offered in the exchange Offer will be issued under such an employee benefit plan.

The Company is a reporting company under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and is eligible to use Form S-8. The options subject to the Offer have been granted under either the Company’s Long Term Incentive Plan or its Amended and Restated 2000 Stock Incentive Plan, both of which fall within the definition of an employee benefit plan under Rule 405 of the 1933 Act. The “Terms of Amended Options or New Options” subsection of Section 9 of the Document provides that “Each Amended Option will continue to remain outstanding under the Plan under which it was originally granted, and each New Option will be will be granted under the Plan under which the canceled option was granted.” In addition, only those options held by individuals who are employees on the Amendment Date will be eligible for amendment or replacement in the Offer. The shares of the Company’s Class A common stock subject to the options amended or replaced in the Offer will be registered on S8 registration statements previously filed with the Securities and Exchange Commission (the SEC”).

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(ii) The exchange offer is conducted for compensatory purposes.

The Offer is being conducted for compensatory purposes. As previously explained, both the amendment of Eligible Options and the cancellation of Eligible Options and their replacement with New Grants pursuant to the Offer will serve an important and recognized compensatory purpose, namely the elimination of materially adverse tax consequences to the employees holding those options which would otherwise substantially impair the value of those options. The Staff of the SEC has recognized this tax objective as an important compensation purpose in a series of No-action letters issued in connection with similar offers involving options subject to Section 409A.2 The Exemptive Order does not mandate any standards for effecting that compensatory purpose, but as we have explained above, the option adjustment formula of the Offer is structured to eliminate the adverse Section 409A tax consequences with the least disruption to the current exercise prices of the tendered options.

(iii) The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.

The Document discloses the essential features and purposes of, as well as the risks associated with, the Offer. Section 1 of the Document describes the components of the Offer in detail, including specific descriptions of which options are eligible for amendment or replacement in the Offer, which individuals are eligible to participate in the Offer, which options will be amended to have a higher exercise price, which options will be canceled and immediately replaced, how a cash bonus (if any) will be calculated and when the Offer will expire. Section 1 also specifies that former employees will not be eligible to participate in the Offer. It further explains that if an individual is not in the employ of the Company on the expiration date of the Offer or on the Amendment Date, then he or she will not be eligible to participate in the Offer and will be solely responsible for any taxes, penalties or interest incurred under Section 409A.

Section 2 of the Document describes that the Offer is being made so that Eligible Optionees may avoid potential adverse tax consequences under Section 409A. Section 2 contains a detailed discussion of Section 409A and the adverse tax consequences an individual may experience should no remedial action be taken with respect to his or her Eligible Options. Included with this detailed description is an example illustrating the tax consequences imposed by Section 409A. Section 2 also describes an alternate method by which an individual may be able to bring his or her stock options into compliance with Section 409A should he or she choose not to participate in the Offer.

The Document cautions Eligible Optionees to be aware of the risks involved in participating in the Offer and on several occasions encourages consultation with a personal tax advisor to decide whether to participate. The Document incorporates by reference the risk factors included in the Company’s Annual Report on Form 10-K for the year ended August 31, 2006, describes that foreign, state and local tax laws may impose additional taxes, interests and penalties and warns Eligible Optionees of the procedural risks involved in participation. Section 1 of the Document lists certain additional factors Eligible Optionees should consider in deciding whether to tender their Eligible Options.

[2]
The staff of the Division of Corporation Finance has recently concluded that tender offers structured in this manner are made for compensatory purposes to minimize or avoid potentially adverse personal tax consequences to the issuer’s employees. See Adobe Systems Incorporated (available February 28, 2007); CNET Networks, Inc. (available February 28, 2007); Juniper Networks, Inc. (available March 6, 2007); Chordiant Software, Inc. (available March 26, 2007).

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(iv) Except as exempted in the 2001 Exemptive Order, the issuer complies with Rule 13e-4 under the 1934 Act.

We believe that the Schedule TO which the Company filed with the SEC on June 13, 2007 and the Document which has been provided to each Eligible Optionee satisfy the filing and disclosure requirements of subparagraph (d) of Rule 13e-4. The Document has been delivered to Eligible Optionees in compliance with the dissemination requirements of subparagraph (e) of the Rule. In addition, except as exempted by the 2001 Exemptive Order, the terms of the Offer comply with the requirements of subparagraph (f) of Rule 13e-4, with the Company’s reliance on the 2007 Global Relief for purposes of satisfying the prompt payment requirement of Rule 13e-4(f)(5).

We hope that you find that our response has adequately addressed the concern you raised in your June 20, 2007 letter. If you should require any additional information, please feel free to contact the undersigned at (650) 843-7560. Thank you.

Sincerely,

/s/	S. JAMES DIBERNARDO
James DiBernardo

c:	Jill Mather Bartow
Joseph D’Amico

ACKNOWLEDGMENT

Apollo Group, Inc., an Arizona corporation (the “Company”), does hereby represent and acknowledge that with respect to (i) the Tender Offer Statement on Schedule TO that it filed with the Securities and Exchange Commission (the “Commission”) on June 13, 2007 (SEC File No. 005-48101) and (ii) each post-effective amendment that it files with respect to such Schedule TO (collectively, the “Filing”):

1. The Company is responsible for the adequacy and accuracy of the disclosure in each such Filing;

2 The comments of the Staff of the Commission (the “Staff”) or changes to disclosure in respect to comments form the Staff do not foreclose the Commission from taking any action with respect to such Filing; and

3. The Company may not assert the comments of the Staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

APOLLO GROUP, INC.

By: /s/ JOSEPH L. D’AMICO
Joseph L. D’Amico
Chief Financial Officer

June 25, 2007